EXHIBIT 21(a)

SUBSIDIARIES OF REX STORES CORPORATION

Name	State of Incorporation

Rex Radio and Television, Inc.(1)	Ohio

Stereo Town, Inc.	Georgia

Kelly & Cohen Appliances, Inc.(1)	Ohio

Rex Kansas, Inc.(2)	Kansas

AVA Acquisition Corp.	Delaware

Rex Louisiana, Inc.(3) (4)	Ohio

Rex Alabama, Inc.(2)	Ohio

REX Investment, LLC(5)	Ohio

rexstores.com, Inc.	Ohio

Rex Acquisition, LLC(3)	Ohio

(1)	Wholly-owned subsidiary of AVA Acquisition Corp.

(2)	Wholly-owned subsidiary of Rex Radio and Television, Inc.

(3)	Non-operating subsidiary.

(4)	Wholly-owned subsidiary of Kelly & Cohen Appliances, Inc.

(5)	AVA Acquisition Corp. is the managing member and owns a 98.032% Class A interest, a 95.46% Class B interest and a 100% Class C interest.